UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

HALLIBURTON COMPANY
(Exact name of registrant as specified in its charter)

Delaware	001-03492	No. 75-2677995
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

3000 North Sam Houston Parkway East
Houston, Texas		77032
(Address of principal executive offices)		(Zip Code)

Eric Carre
Executive Vice President and Chief Financial Officer
(281) 871-7599
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2024.

SECTION 2 - RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 Resource Extraction Issuer Disclosure and Report

Disclosure of Payments by Resource Extraction Issuer

The specified payment disclosure required by Form SD is included in Exhibit 2.01 hereto.

SECTION 3 - EXHIBITS
Item 3.01 Exhibits

Exhibit 2.01    Disclosure of payments by resource extraction issuer for the fiscal year ended December 31, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: September 26, 2025		HALLIBURTON COMPANY

	By:	/s/ Eric Carre
Eric Carre
Executive Vice President and Chief Financial Officer